EIDE BAILLY SECURITIES LLC

FINANCIAL STATEMENTS
February 29, 2024

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/2023 (MM/DD/YY) AND ENDING 02/29/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eide Bailly Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4321 20th Ave S
(No. and Street)

Fargo	ND	58103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karla WIlson	701-239-8593	kwilson@eidebailly.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Widmer Roel P.C.
(Name – if individual, state last, first, and middle name)

4220 31st Ave S	Fargo	ND	58104
(Address)	(City)	(State)	(Zip Code)

10/20/2003	729
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karla Wilson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eide Bailly Securities LLC _____, as of 2/29 _____, 2024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LARAE LANGERUD
Notary Public
State of North Dakota
My Commission Expires November 23, 2027

Signature: _Karla Wilson_

Title:
Principal Financial Officer

~Larae Langerud~
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EIDE BAILLY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE PERIOD ENDED FEBRURARY 29, 2024

Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1-2

FINANCIAL STATEMENTS
Statement of Financial Condition 3
Statement of Income 4
Statement of Change in Member's Equity..5
Statement of Cash Flows 6
Notes to Financial Statements... 7-8

SUPPLEMENTARY INFORMATION   **Schedule**
Computation of Net Capital Pursuant to Rule 15c3-1
 of the Securities and Exchange Commission .... I……………………9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
  ON REVIEW OF EXEMPTION REPORT 10

ASSERTIONS REGARDING EXEMPTION PROVISIONS
  REPORT .... ……………………11



WIDMER ROEL
CPAs • BUSINESS ADVISORS

4220 31st Avenue S.
Fargo, ND 58104-8725

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors and Equity Owners
Eide Bailly Securities LLC
Fargo, North Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Eide Bailly Securities LLC** (a South Dakota corporation), as of February 29, 2024 and the related statements of income, changes in member's equity and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Eide Bailly Securities LLC** as of February 29, 2024, and the results of its operations and its cash flows for the period then ended February 29, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Eide Bailly Securities LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I – Computation of Net Capital under Rule 15c3-1 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of the Eide Bailly Securities LLC's financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Widmer Roel PC

We have served as Eide Bailly Securities LLC's auditor since 2012.
Fargo, North Dakota
April 17, 2024

EIDE BAILLY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 29, 2024

		2024
ASSETS		
Cash	$	14,979
Prepaid expenses		100
Total assets	$	15,079
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	4,750
MEMBER'S EQUITY		
Member's paid-in capital		15,000
Member's undistributed earnings		(4,671)
Total member's equity	$	10,329
Total liabilities and member's equity	$	15,079

EIDE BAILLY SECURITIES LLC
STATEMENT OF INCOME
FEBRUARY 29, 2024

		2024
REVENUES		
Commission income	$	64,493
EXPENSES		
Licensing and registration		5,313
Technology expense		4,969
Professional fees		19,919
Management and allocated overhead		71,500
Other expenses		111
		101,812
NET LOSS	$	(37,319)

EIDE BAILLY SECURITIES LLC
STATEMENT OF CHANGE IN MEMBER'S EQUITY
FEBRUARY 29, 2024

	Member's Paid-in Capital	Member's Undistributed Earnings	Total
BALANCE, APRIL 30, 2023	$ 15,000	$ 93,048	$ 108,048
Net Loss	-	(37,319)	(37,319)
Distribution of earnings to member	-	(60,400)	(60,400)
BALANCE, FEBRUARY 29, 2024	$ 15,000	$ (4,671)	$ 10,329

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENT OF CASH FLOWS
FEBRUARY 29, 2024

	2024
OPERATING ACTIVITIES	
Net Loss	$ (37,319)
Adjustments to reconcile net loss to	
net cash from operating activities	
Change in commissions receivable	797
Change in prepaid miscellaneous	249
Change in accounts payable	4,480
NET CASH FROM OPERATING ACTIVITIES	(31,793)
FINANCING ACTIVITY	
Distribution of earnings to member	(60,400)
NET CHANGE IN CASH	(92,193)
CASH, BEGINNING	107,172
CASH, ENDING	$ 14,979

EIDE BAILLY SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 29, 2024

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Eide Bailly Securities LLC (EBS) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). EBS is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Eide Bailly Financial Services, LLC (EBFS).

The majority of EBS commission revenue is earned from a broker-dealer, which executes securities transactions including the sale of oil mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions Receivable
Receivables from affiliated broker represents accruals for commission amounts due. Amounts not paid within 30 days are considered past due. As of February 29, 2024, there were no amounts over 90 days past due. Management does not anticipate losses from present receivable balances, accordingly, there is no allowance for credit losses as of February 29, 2024.

Adoption of Current Expected Credit Loss Standard
As of March 1, 2023, EBS adopted Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including EBS's commissions receivable. CECL requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The adoption of this accounting standard did not have an impact on the accompanying financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
EBS along with its Parent, EBFS are included in the consolidated federal and state income tax returns as disregarded entities which is filed by Eide Bailly, LLP the parent company of EBFS. As a limited liability partnership, all the Company's taxable income or loss is allocated to the partners in accordance with their respective percentage ownership. Therefore, no provision for income taxes has been included in the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

EBS, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, EBS is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. On February 29, 2024, EBS had net capital, as computed under the rule, of $10,229 and its ratio of aggregate indebtedness to net capital was 0.4644 to 1.

NOTE 4 - RELATED PARTIES

EBS has a single member owner, EBFS which is the parent company for various financial service entities. All indirect operating expenses of EBFS' related entities are paid for by EBFS including all compensation and related employee costs of financial services representatives. Direct expenses incurred and paid by EBS, in addition to certain expenses incurred by EBFS through the Expense Allocation Agreement, are recognized in the financial statements of EBS. The Expense Allocation Agreement between EBS and EBFS is approved annually by management. During the period May 1, 2023 to February 29, 2024, EBS reimbursed EBFS for $71,500. As of February 29, 2023, EBS owes $4,750 to EBFS for these expenses.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

100% of EBS's earned revenues for the period ending February 29, 2024 were generated from commissions associated with transactions from United Planners. On February 29, 2024, EBS had no receivable due from United Planners.

NOTE 6 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue received is commissions from representatives at United Planners. EBS recognizes revenue in the month the commission is earned.

NOTE 7 – CONTINGENCIES, COMMITMENTS AND GUARANTEES

EBS did not have any contingencies, commitments or guarantees through April 17, 2024, the date the financial statements were available to be issued.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 17, 2024, the date the financial statements were available to be issued.

As of April 26, 2024, EBS will cease operating activities as a registered broker-dealer.

EIDE BAILLY SECURITIES LLC

SUPPLEMENTARY INFORMATION

EIDE BAILLY SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 29, 2024

NET CAPITAL		
MEMBER'S EQUITY	$	10,329
DEDUCTIONS:		
Nonallowable assets:		
Prepaid expenses	$	100
NET CAPITAL	$	10,229
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	4,750
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.4644 to 1

There are no material differences between the preceding computation and Eide Bailly Securities corresponding unaudited part II of Form X-17-A-5 as of February 29, 2024



4220 31st Avenue S.
Fargo, ND 58104-8725

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Equity Owners
Eide Bailly Securities LLC
Fargo, North Dakota

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report, in which (1) **Eide Bailly Securities LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Eide Bailly Securities LLC** claimed no exemptions from 17 C.F.R. §240.15c3-3 (the "exemption provisions") and (2) **Eide Bailly Securities LLC** stated that **Eide Bailly Securities LLC** met the identified exemption provisions throughout the most recent year without exception. **Eide Bailly Securities LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Eide Bailly Securities LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth under the Securities Exchange Act of 1934.

Widmer Roel PC

Fargo, North Dakota
April 17, 2024



FINANCIAL SERVICES

Assertions Regarding Exemption Provisions

Eide Bailly Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R. Sec 240 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(I) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 Of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to receiving commissions from an unaffiliated broker dealer, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year (May 1, 2023 through April 17, 2024) without exception.

I, Karla Wilson, affirm that, to the best of my knowledge and belief, this exemption report for Eide Bailly Securities LLC is true and correct.

By:

Karla Wilson
Karla Wilson, Principal Financial Officer
April 17, 2024